+------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | April 30, 2009   |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): |X| Form 10-K  |_| Form 20-F   |_| Form 11-K  |   hours per      |
             |_| Form 10-Q  |_| Form N-SAR                 |  response. 2.50  |
                                                           +------------------+
For Period Ended:      2/29/2008                           +------------------+
                  ------------------------                 | SEC FILE NUMBER  |
                |_| Transition Report on Form 10-K         |                  |
                |_| Transition Report on Form 20-F         |    000-17249     |
                |_| Transition Report on Form 11-K         +------------------+
                |_| Transition Report on Form 10-Q         +------------------+
                |_| Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |    051526 20 0   |
For the Transition Period Ended: _______________________   +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                  verified any information contained herein.                  |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Aura Systems, Inc.
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Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

2330 Utah Avenue
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Address of Principal Executive Office (Street and Number)

El Segundo, California  90245
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    | (b)   The subject annual report, semi-annual report, transition report on
|X| |       Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
    |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report of transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

      The Registrant's Annual Report on Form 10-K could not be filed on or before the prescribed due date, May 29, 2008, without unreasonable effort and expense, as a result of delays experienced in preparing its financial statements and related narrative disclosures for inclusion in Form 10-K. Specifically, on March 25, 2008, the Registrant completed the filing of three Form 10-K's for the Fiscal Years ended February 28, 2005, 2006 and 2007, together with nine Form 10-Q's for the quarterly periods from March 1, 2005, through November 30, 2007. Because these 12 filings were not completed until after the end of the 2008 Fiscal Year and required a large commitment of management time and resources, the Registrant was delayed in the commencement of the preparation of Form 10-K for the fiscal year ended February 29, 2008. The Registrant intends to complete the 2008 Form 10-K as soon as possible, but in no event later than fifteen days from the original due date for its 2008 Form 10-K.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Melvin Gagerman               310                   643-5300
      ---------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                            |X| Yes |_| No
      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                              |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates an increase in revenue for Fiscal 2008 as compared to the prior fiscal year. The Registrant also anticipates reporting an increase in net loss for Fiscal 2008 as compared to the prior year. However, these changes cannot be expressed quantitatively until all final financial data has been finalized by the Registrant.

================================================================================

                           Aura Systems, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 29, 2008                         By  /s/ Melvin Gagerman
    ------------------------------        --------------------------------------
                                                   Melvin Gagerman
                                                   Chief Executive Officer,
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).